

Mail Stop 3030

July 15, 2016

Via E-mail
Philip A. Fain
Chief Financial Officer and Treasurer
Ultralife Corporation
2000 Technology Parkway
Newark, New York 14513

> **Re:** **Ultralife Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 2, 2016**
> **Form 10-Q for the Quarterly Period Ended March 27, 2016**
> **Filed April 28, 2016**
> **Amendment No. 1 to Form 8-K filed March 31, 2016**
> **File No. 0-20852**

Dear Mr. Fain:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 66

1. We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please tell us the COSO framework used by your management - i.e., whether you used the 1992

Framework or the Updated Framework issued in 2013, and revise the report in future filings to identify the framework used.

Form 10-Q for the Quarterly Period Ended March 27, 2016

Notes to Consolidated Financial Statements

Note 2. Acquisition, page 6

2.   Please tell us why the acquisition of Accutronics Limited was effective for financial accounting purposes as of January 1, 2016 considering the closing of the agreement occurred on January 13, 2016.

Amendment 1 to Form 8-K dated March 31, 2016

Item 9.01 Financial Statements and Exhibits

-(a) Financial Statements of Business Acquired

3.   Please provide us with your calculations of the significance tests you used in applying the requirements of Rule 8-04 of Regulation S-X for the Accutronics Limited acquisition.

Exhibit 99.1

4.   We note that you provided Accutronics Limited's financial statements as of and for the years ended August 31, 2015 and that these financial statements were prepared in accordance with generally accepted accounting practice in the United Kingdom (UK GAAP). We note that Accutronics Limited's auditor conducted its audit in accordance with applicable law and International Standards on Auditing (UK and Ireland). Please amend the filing to address the following:

- Include financial statements of Accutronics Limited that have been audited in accordance with U.S. generally accepted auditing standards as required by Rule 8-04(e) and Rule 2-02(b) of Regulation S-X.
- Include an audited statement of changes in stockholders' equity as required by Rule 8-02 of Regulation S-X.
- Include an auditor's report which identifies that the audit included the statement of cash flows and statement of changes in stockholders' equity as required by Rule 2-02(a)(4) of Regulation S-X.
- Include a report from your independent auditor that complies with, and is substantially similar to, the examples of reports provided in paragraph 8 of AU Section 508.
- Revise the audited financial statements to include an audited UK GAAP to US GAAP reconciliation as required by Item 17(c) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Tara Harkins, Senior Accountant, at (202) 551-3639 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery